Exhibit 99.91

Fire & Flower Restores E-Commerce & Delivery in Ontario To Safely Service Customers Following New Lockdown Orders

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Nov. 23, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”) (TSX: FAF) and its wholly-owned subsidiary Fire & Flower Inc. (“Fire & Flower” or the “Company”), is pleased to announce that its stores will once again offer free best-in-class home delivery and curbside pick-up to safely and responsibly service its customers during the newly-mandated Toronto and Peel region lockdown in the Province of Ontario.

Beginning Monday, November 23, customers can easily order their cannabis products from Fire & Flower’s Toronto locations using the e-commerce platform at www.fireandflower.com and choose between either free same-day delivery to their homes or to come to their nearest store for curbside service, ensuring the health and safety of Fire & Flower customers and team members.

On Friday, November 20, 2020, Attorney General Doug Downey approved an emergency order placing the Toronto and Peel regions under a new lockdown to combat COVID-19. On Sunday, November 22, 2020, Ontario Regulation 654/20 was made allowing cannabis retail stores located in the lockdown regions to operate through e-commerce, curbside pickup and home delivery services. Fire & Flower’s Toronto locations are poised to continue operations through e-commerce and commence curbside and delivery services immediately.

“We applaud Attorney General Doug Downey for the practical solution of allowing provincially- licensed cannabis retailers the same e-commerce abilities of delivery and curbside pick-up that all other retailers have during this period of lockdown,” said Trevor Fencott, Chief Executive Officer, Fire & Flower. “This act allows us to safely provide service to our customers and continue to combat the burgeoning illegal market during these challenging times.”

“As the legal industry steps up for the second time and invests in safe delivery for our customers, we hope the Provincial government will recognize that the Ontario Cannabis Store’s monopoly on delivery is an unnecessary burden on public health, taxpayers, customers and economic growth in the Province” continued Fencott. “Lockdowns will eventually end, but the road to economic recovery for private business will be difficult and the large illegal market will continue unchallenged unless the government makes these changes permanent. Our customers expect e-commerce and delivery options from every other kind of retailer in the Province, and deserve to receive equitable treatment for licensed cannabis retailers.”

Fire & Flower and Hifyre™ digital teams are re-establishing the operating procedures and technology that served safely customers through online payment, curbside pickup and home delivery services earlier this year when the province was initially combatting the pandemic.

Fire & Flower has a distinct competitive advantage as online ordering, curbside pickup and delivery become available through its ability to communicate with almost 178,000 members in the Spark Perks program on the Hifyre™ digital platform. The Spark Perks program provides a robust channel to communicate with consumers, understand their needs and preferences and drive consumer traffic digitally.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-usecannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns (directly or indirectly) cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to whether Fire & Flower will be permitted to continue offering curbside or delivery services in Ontario or elsewhere under applicable laws and/or emergency orders. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s preliminary short form base prospectus dated November 19, 2020 and in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and twenty- six weeks ended August 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:15e 23-NOV-20